SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report on Form 6-K to “Braskem,” “we,” “us” and our “Company” and similar terms are to Braskem S.A. and its consolidated subsidiaries. All references in this report on Form 6-K to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States.

The information set forth below updates certain information about us and our industry and markets included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, which we refer to herein as our “Annual Report,” and should be read in conjunction with the information set forth under “Presentation of Financial and Other Information,” “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, included in our Annual Report, as well as with Braskem’s unaudited condensed quarterly financial information as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021, contained in a report on Form 6-K (SEC File No. 001-14862) that was furnished to the SEC on November 9, 2022 (the “Third Quarter Financial Statements Report”).

The following discussion of the financial condition and results of operations of Braskem as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021 should be read in conjunction with the Third Quarter Financial Statements Report, the information presented under “Presentation of Financial and Other Information,” “Item 3. Key Information—Selected Financial Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 included in our Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in our Annual Report and the information set forth under “Forward-Looking Statements” in this report on Form 6-K.

Overview

We are a global leader in plastics and chemical production and the largest plastics producer in the Americas (polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), according to IHS Inc.) as of the year ended December 31, 2021, with operations and offices in the Americas and Europe and offices in Asia, serving clients in more than 70 countries.

Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives to address their essential needs across food packaging, home furnishings, industrial and automotive components, paints and coatings.

We believe that the transition of plastics and chemical production from fossil raw material to sustainable renewable sources represents one of the key opportunities for growth and sustainability in the global chemical industry. We are the global leader in green PE production and benefit from our proximity to one of the largest renewable energy producers in the world, Brazil.

Our results of operations for the nine-month period ended September 30, 2022 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

•	GDP growth in the regions where we operate and to which we export our products, including as follows:

o	Brazil’s GDP, which expanded 3.2% in the nine-month period ended September 30, 2022, which affected the demand for our products and, consequently, our sales volume;
o	the U.S. GDP, which expanded 3.2% in the nine-month period ended September 30, 2022, which affected the demand for our products and, consequently, our sales volume;
o	Europe’s GDP, which expanded 1.4% in the nine-month period ended September 30, 2022, which affected the demand for our products and, consequently, our sales volume;
o	Mexico’s GDP, which expanded 4.3% in the nine-month period ended September 30, 2022, which affected the demand for our products and, consequently, our sales volume; and
o	according to the International Monetary Fund (“IMF”), despite the continued adverse effects of the COVID-19 pandemic on the economy of several countries in 2020, 2021 and 2022, which led to a global GDP contraction of 3.1%, in 2020, and global GDP expansions of 5.9% in 2021 and 3.2% in 2022.
•	the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;
•	the international market price of propylene in the Unites States, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced volatility during the nine-month period ended September 30, 2022, fluctuating in a range between US$970.0 and US$1,234.6 per ton during such period, compared to fluctuation in a range between US$1,333.8 and US$1,851.9 per ton during the nine-month period ended September 30, 2021;
•	the international market price of naphtha, one of our main raw materials, expressed in U.S. dollars, which has a significant impact on the cost of producing our products and which experienced volatility during the nine-month period ended September 30, 2022, fluctuating in a range between US$629.0 and US$777.0 per ton during such period, compared to fluctuation in a range between US$501.0 and US$681.0 per ton during the nine-month period ended September 30, 2021;
•	the average resin prices in the markets in which we operate, which are expressed in U.S. dollars and fluctuate to a significant extent based on international prices for these products and which also have a high correlation to our raw material costs;
•	our crackers’ capacity utilization rates, which remained stable in the nine-month period ended September 30, 2022, compared to the corresponding period of 2021, after we restarted operations following the scheduled maintenance shutdowns at the petrochemical complex in Rio Grande do Sul and at the PVC plant in Alagoas, which had affected the utilization rate of the petrochemical complex in the State of Bahia in 2022;
•	government industrial policies in the countries and regions in which we operate and to which we export our products;
•	changes in the real/U.S. dollar exchange rate, including the appreciation of the real against the U.S. dollar by 3.1% as of September 30, 2022 compared to December 31, 2021;
•	the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents, and fluctuations in LIBOR and SOFR, which affect our interest expenses on our U.S. dollar-denominated floating rate debt;

•	the inflation rate in Brazil, which was 5.5% in nine-month period ended September 30, 2022, as measured by Brazil’s General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, “IGP-DI”), and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to consider the effects of inflation or bears interest at rates that are partially adjusted for inflation; and
•	tax policies and tax obligations.

Our financial condition and liquidity are influenced by various factors, including:

•	our ability to generate cash flows from our operations;
•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;
•	our ability to borrow funds from international and Brazilian financial institutions and to sell our debt securities in the international and Brazilian securities markets, which is influenced by a number of factors discussed below, including the adverse effects of the COVID-19 pandemic, the conflict in Ukraine and the inflationary scenario on the world economy and our business, financial condition and results of operations;
•	our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity and research and development activities; and
•	the requirement under Brazilian law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income (calculated as net income for the financial year, after absorption of accumulated losses and reserves, including legal reserves, pursuant to applicable law), unless our board of directors, in accordance with applicable law, reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time, provided that payment of any minimum preferred dividends is not affected. Our fiscal council must opine on any suspension of the mandatory distribution of dividends.

Industry Trends and Outlook for Fourth Quarter of 2022

During the fourth quarter of 2022, spreads of our petrochemical and chemical products in the international market continued to be materially and adversely impacted by the imbalance between supply and demand. Several factors contributed to continuing soft demand, including without limitation (i) the “zero-Covid” policy measures and tepid growth in China, (ii) continuing concerns about a potential recession in the United States and (iii) the global geopolitical scenario in Europe, in particular the conflict involving Russia and Ukraine. New supply capacities of PE and PP in China and in the United States further contributed to declines in prices of our products. Those factors, combined with higher costs of energy, raw materials and labor, adversely affected sales volume, cost of sales and, consequently, profit margins in our sector and our business. In response to these conditions, we reduced our operating rates to match lower demand of our products. This uncertain and challenging scenario is expected to continue in the first half of 2023 and potentially during the remainder of the year.

In view of the foregoing, our gross margins and our overall financial performance were materially adversely affected in the fourth quarter of 2022 when compared to both third quarter of 2022 and fourth quarter of 2021, including negative gross and EBITDA margins for the quarter.

The above information regarding our outlook for the fourth quarter of 2022 is based on preliminary information available to us and remains subject to change.

Recent Developments

Set forth below are certain recent developments relating to us. In addition to the below, see our Third Quarter Financial Statements Report, for a discussion of our financial condition as of September 30, 2022 and our results of operations for the nine-month periods ended September 30, 2022 and 2021 and other recent material developments.

Adhesion to the Social Environmental Reparation Agreement

On February 25, 2022, the Municipality of Maceió, in the State of Alagoas, signed the partial term of adhesion to the Agreement for Socio-environmental Remediation, which addresses the allocation of resources to urban mobility actions. The term of adhesion enables the implementation of adequate and sufficient urban mobility projects to mitigate the impacts arising out of the clearing of affected areas. The actions established in this term were already measured and recorded, not resulting changes to the provision that we previously recorded. For more information, see “Item 8. Financial Information—Legal Proceedings—Alagoas – Mining Activities” in our Annual Report.

Partnership with Lummus

On April 28, 2022, we entered into a partnership agreement with Lummus Technology LLC (“Lummus”), through our subsidiary Braskem Netherlands B.V., to develop and license our green ethylene production technology, reflecting our global interest in the technology. We are a pioneer in the production of resins made from renewable feedstock and have undertaken a commitment to reach production capacity of 1.0 million tons of I’m green® biobased polyethylene by 2030. Lummus has the technical capacity and experience in licensing to support us in developing and marketing its technology for producing green ethylene. The partnership brings the complementary expertise needed to accelerate the achievement of our commitment, expand the geographic footprint of green ethylene production technology globally and accelerate the use of bioethanol in chemical and plastic products, supporting the industry's efforts towards a carbon neutral circular economy. In addition, the partnership is aligned with our sustainability goals.

Creation of Joint Venture with Terra Circular

On May 12, 2022, we, through our wholly-owned subsidiary Braskem Netherlands B.V, have entered into an agreement for the creation of a joint venture, B&TC B.V., based in the Netherlands, with Terra Circular, whose majority partner has developed and implemented innovative technology with the capacity to convert low quality plastic waste into consumer products. Following the closing of this transaction, we became the controlling shareholder of the joint venture entity, with the possibility to expand the use of the technology use to other regions. Terra Circular has transferred to the joint venture entity the shares in its subsidiary ER Plastics, a company with nominal capacity to mechanically recycle 23,000 tons per year of mixed plastic waste into compression molded products (e.g., boards for use in construction and pallets). This transaction is aligned with one of our sustainable development macro objectives focusing on the proper destination of plastic waste and reaching sales of 300,000 tons of products with recycled content by 2025, while supporting projects to drive to a circular economy through mechanical and advanced recycling.

Sale of Terminal Química Puerto México

On June 14, 2022, we entered into agreements with Advario B.V (“Advario”) for the sale of a 50% stake in Terminal Química Puerto México (“TQPM”), a subsidiary of Braskem Idesa S.A.P.I. (“Braskem Idesa”). The closing of this purchase is subject to applicable approvals and, once approved, Braskem Idesa and Advario will have each one a 50% stake in TQPM’s capital. Advario, a leading global storage company based in the Netherlands, specializes in designing, building and operating storage and logistics infrastructure for liquid bulk products, including petrochemicals and cryogenic gases, currently operating worldwide. TQPM’s ethane import terminal will have a capacity of 80,000 barrels per day of ethane, providing conditions for Braskem Idesa to import all its feedstock needs.

Sustainability-Linked Loan

On July 26, 2022, we entered into our first corporate credit line with sustainability commitments (sustainability-linked loan) in the amount of US$100.0 million, maturing in June 2027. Sumitomo Mitsui Banking Corporation is the lender under this loan, which bears interest at a rate linked to the achievement of a sales volume increase of Green PE I’m greenTM bio-based in the coming years. Our entering into this loan reinforces our commitment to sustainable development, with a focus on creating ESG value.

Acquisition of Shares of Wise Plástico S.A.

On August 2, 2022, we entered into an agreement with Wise Capital Participações S.A. and certain of its shareholders for the acquisition of shares and subscription of new shares issued by Wise Plásticos S.A. (“Wise”), amounting to an ownership interest of 61.1% in the capital stock of Wise. Wise is a Brazilian company based in Itatiba, state of São Paulo, which has been operating in the sector of mechanical recycling for over 15 years, with capacity to recycle approximately 25 kilotons of plastic waste annually. Wise has a strategic expansion plan that aims to seize opportunities in this market. The purchase price we will pay is estimated to be R$121 million, excluding adjustments typical of this type of transaction, and a significant portion of such amount will be directly invested in Wise, to double its current production capacity to around 50,000 ton by 2026. Our investment in Wise aims to accelerate the chain development and leverage the recycling process in Brazil and is in line with our macro goal of eliminating plastic waste, which includes projects focusing on education, recycling infrastructure, mechanical recycling and advanced recycling. The closing of this acquisition occurred on February 1, 2023.

Launch of Voqen Energia

On September 15, 2022, we launched Voqen Energia Ltda. (“Voqen”), our newest wholly-owned subsidiary. Voqen is an electricity and natural gas trader that aims to leverage business opportunities through the collaborative creation of competitive solutions that accelerate ours and the industry’s sustainable energy transition. Voqen will serve both us and other customers, particularly in the petrochemical chain, with a focus on delivering renewable energy and energy transition solutions. Voqen was born with a relevant portfolio of more than R$3.0 billion per year in electric energy and natural gas contracts under management.

Launch of Oxygea

On September 19, 2022, we launched Oxygea, a company that will foster the appearance and development of our new business initiatives focused on sustainability and digital transformation, through interaction with startups in the market. One of the main focuses of Oxygea is creating and accelerating the development of new solutions and products, taking adventage of our already existing structure. The hub will receive investments of US$150.0 million for new business development in up to five years. This initiative has two main pillars: Venture Builder, a vehicle for incubating and accelerating new businesses, including those created within our group, and Corporate Venture Capital, for investment in more mature startups. Of the total amount, US$50 million will be allocated to the Venture Builder vehicle and US$100.0 million to the Corporate Venture Capital initiative. This launch is in line with our environmental, social and governance (ESG) commitments for 2030 and 2050, seeking innovation while focused on sustainable solutions.

Discussions in Connection with the Sale Novonor’s Equity Interest

On November 3, 2022, we received correspondence from our controlling shareholder, Novonor S.A. (“Novonor”), regarding the ongoing discussions for the sale of its equity interest in us. In connection with the preparatory acts for the sale of up to the entirety of Novonor’s shareholder interest in us, Novonor informed us that, due to the discussions and analysis currently underway for an eventual transaction and as usual in processes of this nature, it may be necessary for us to interact with potential interested parties. We will support Novonor in this process, including interactions with potential interested parties, observing the confidentiality of the information.

18th Issuance of Debentures

On December 13, 2022, we concluded our 18th issuance of debentures in the Brazilian capital markets (the “18th Debentures”) in the total aggregate amount of R$1,200.0 million. The 18th Debentures are simple, non-convertible into shares, and publicly distributed with restricted placement efforts, in accordance with CVM Ruling No. 476, of January 16, 2009, as amended. We used the proceeds of the 18th Debentures for general corporate purposes.

Settlement of Claims of Purchasers of our ADRs

On December 20, 2022, we entered into a settlement agreement with the lead plaintiffs in the securities class action filed in the United States District Court for the District of New Jersey (Matsukawa Co., LLC v. Braskem S.A. et al., No. 20-cv-11366) (the “Class Action”). Pursuant to the terms of the settlement agreement, we will pay US$3.0 million to resolve all claims relating to the Class Action from members of a class covered by the settlement consisting (with specified exceptions) of purchasers of our American Depositary Receipts (ADRs) during the period from March 21, 2019 through July 8, 2020. The settlement is subject to a number of conditions, including approval by the United States District Court for the District of New Jersey.

Changes in Management

On January 1, 2023, Roberto Simões left his position as our chief executive officer and Roberto Bischoff became the new chief executive officer. On the same date, Roberto Simões left his position as member of our board of directors.

Our new chief executive officer, Roberto Bischoff, has a degree in mechanical engineering and has a deep knowledge of the petrochemical sector, having worked at Braskem from 1979 to 2019 in several programs, among them as a leader of: (i) the integration of Ipiranga Petroquímica with our operations; (ii) the polyethylene and vinyl business; (iii) the implementation of the Ethylene XXI project; (iv) the joint venture with Grupo Idesa, S.A. de C.V. in Mexico; (v) our business in Latin America; and (vi) the department of competitiveness and productivity.

The new member of our board of directors, André Amaro, was appointed by our board of directors at the meeting held on January 26, 2023, to complete the term of office that is currently in progress, which will end on the date of the annual shareholders’ meeting that will deliberate on our consolidated financial statements for the year ended December 31, 2022. André Amaro’s appointment will be ratified at by our shareholders’ at the next general meeting, in accordance with our bylaws. André Amaro was already a part of our board of directors as an alternate member.

Principal Factors Affecting Our Results of Operations

Macroeconomic Environment in the Countries in Which we Operate and Demand for Our Products

Our sales in Brazil and exports from Brazil represented 71.1% of our net revenue, including inter-segment sales, in the nine-month period ended September 30, 2022. We are significantly affected by economic conditions in Brazil and in the other countries in which we operate and to which we export our products, and our results of operations and financial condition have been, and will continue to be, affected by the growth or contraction rates of the GDP of Brazil, the United States, Europe and Mexico, and by global growth or contraction rates.

The following table shows certain macroeconomic data, inflation rates, interest rates and the real/U.S. dollar exchange rates for and as of the periods indicated.

	Nine-Month Period Ended September 30,	Year Ended December 31,
	2022	2021	2020

GDP growth/contraction(1)	3.2%	4.6%	(4.1)%
Inflation (IGP-M)(2)	8.3%	17.8%	23.1%
Inflation (IGP-DI)(3)	5.5%	17.7%	17.8%
Inflation (IPCA)(4)	4.1%	10.1%	4.5%
CDI rate(5)	8.9%	4.4%	1.9%
Appreciation (depreciation) of the real vs. US. dollar	(3.1)%	7.4%	28.9%
Period-end exchange rate—US$1.00	R$5.4066	R$5.5805	R$5.1967

Sources: Fundação Getúlio Vargas, the Brazilian Central Bank and Bloomberg.

(1)	Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA.
(2)	Inflation (IGP-M) is the general market price index measured by Fundação Getúlio Vargas.
(3)	Inflation (IGP-DI) is the general price index (internal availability) measured by Fundação Getúlio Vargas.
(4)	Inflation (IPCA) is a broad consumer price index measured by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).
(5)	The CDI rate is average of inter-bank overnight rates in Brazil (accumulated rate in the respective period).

The following table sets forth domestic apparent consumption for polyethylene, polypropylene and PVC in Brazil for the periods presented.

	September 30,	December 31,
	2022	2021	2020

Brazilian apparent consumption of polyethylene	2.5%	0.9%	9.1%
Brazilian apparent consumption of polypropylene	(3.7)%	1.3%	7.5%
Brazilian apparent consumption of PVC	(14.0)%	9.5%	3.8%

Source: Brazilian government and Tendências Consultoria.

Brazilian GDP growth has fluctuated significantly, and we believe that it will likely continue to do so in the future. Our management believes that the impact on growth in Brazil will affect our future net revenue and results of operations, and a continued recession or low growth in Brazil would likely reduce our future net revenue and have a negative effect on our results of operations.

According to the IMF, despite the continued adverse effects of the COVID-19 pandemic on the economy of several countries in 2020, 2021 and 2022, which led to a global GDP contraction of 3.1% in 2020, and global GDP expansions of 5.9% in 2021 and 3.2% in 2022.

Capacity Utilization

Our operations are capital-intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, we seek to maintain a high capacity utilization rate at all of our production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of our principal products for the periods presented.

	Nine-Month Period Ended September 30,	Year Ended December 31,
	2022	2021	2020

Ethylene	80%	81%	81%
Polyethylene	82%	80%	84%
Polypropylene	77%	82%	85%
PVC	69%	65%	63%
Polypropylene USA and Europe	81%	87%	89%
Polyethylene Mexico	74%	66%	74%

In the nine-month period ended September 30, 2022, average ethylene and polyethylene capacity utilization remained stable compared to the corresponding period of 2021. Average polypropylene capacity utilization decreased due to a scheduled shutdown that occurred in the second quarter of 2022 in our petrochemical complex in Rio Grande do Sul, and lower demand in the period. Average PVC capacity utilization increased due to better industrial performance in the period. With respect to polypropylene in USA and Europe, average capacity utilization decreased due to: (i) weaker demand in such regions; and (ii) minor unscheduled shutdowns at PP plants in the period. With respect to polyethylene in Mexico, average capacity utilization increased mainly due to the higher ethane volume supplied by PEMEX and ethane imported in the period.

Our crackers’ capacity utilization rates remained stable in the nine-month period ended September 30, 2022, compared to the corresponding period of 2021, after we restarted operations following the scheduled maintenance shutdowns at the petrochemical complex in Rio Grande do Sul and at the PVC plant in Alagoas, which had affected the utilization rate of the petrochemical complex in the State of Bahia in 2022.

Results of Operations for the Nine-Month Period Ended September 30, 2022 Compared with the Nine-Month Period Ended September 30, 2021

The following discussion of our results of operations is based on our unaudited condensed quarterly financial information. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables, which set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS and reflected in our unaudited condensed quarterly financial information.

The following tables set forth consolidated financial information by segment for the nine-month periods ended September 30, 2022 and 2021:

	Nine-Month Period Ended September 30, 2022
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Operating (loss) profit
	(in millions of reais)

Reportable Segments:
Brazil	55,140.7	(48,842.1)	6,298.6	(1,349.2)	—	(1,715.0)	3,234.4
USA and Europe	19,399.3	(16,175.3)	3,223.9	(603.3)	—	60.2	2,680.9
Mexico	4,758.5	(3,737.7)	1,020.8	(332.6)	—	0.1	688.3
Total segments	79,298.5	(68,755.2)	10,543.3	(2,285.1)	—	(1,654.7)	6,603.5
Other segments	294.6	(189.4)	105.2	69.3	26.3	2.1	202.8
Corporate unit	—	—	—	(1,593.2)	—	126.3	(1,467.0)
Total before eliminations and reclassifications	79,593.1	(68,944.6)	10,648.5	(3,809.0)	26.3	(1,526.4)	5,339.4
Eliminations and reclassifications(1)	(2,063.5)	2,852.1	788.6	(4.9)	—	(7.9)	775.8
Total	77,529.5	(66,092.5)	11,437.0	(3,813.9)	26.3	(1,534.3)	6,115.1

(1)	Consists primarily of transactions among Braskem’s segments.

	Nine-Month Period Ended September 30, 2021
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Operating (loss) profit
	(in millions of reais)

Reportable Segments:
Brazil	49,770.1	(33,725.1)	16,045.0	(1,137.7)	—	(580.9)	14,326.4
USA and Europe	24,986.9	(17,609.5)	7,377.5	(651.6)	—	(35.8)	6,690.1
Mexico	4,599.9	(2,346.1)	2,253.8	(340.6)	—	(5.8)	1,907.4
Total segments	79,356.9	(53,680.7)	25,676.3	(2,129.9)	—	(622.5)	22,923.9
Other segments	256.4	(162.5)	93.9	59.8	(1.1)	1.4	154.0
Corporate unit	—	—	—	(1,340.5)	—	1,019.7	(320.8)
Total before eliminations and reclassifications	79,613.3	(53,843.2)	25,770.1	(3,410.6)	(1.1)	398.6	22,757.1
Eliminations and reclassifications(1)	(2,200.3)	1,785.2	(415.0)	(11.4)	—	(9.0)	(435.4)
Total	77,413.1	(52,058.0)	25,355.1	(3,422.0)	(1.1)	389.6	22,321.6

(1)	Consists primarily of transactions among Braskem’s segments.

The following table sets forth consolidated financial information for the nine-month periods ended September 30, 2022 and 2021:

	Nine-Month Period Ended September 30
	2022	2021	% Change
	(in millions of reais)

Net revenue	77,529.5	77,413.1	0.2%
Cost of products sold	(66,092.5)	(52,058.0)	27.0%
Gross profit	11,437.0	25,355.1	(54.9)%
Income (expenses):
Selling and distribution	(1,572.6)	(1,475.8)	6.6%
(Loss) reversals for impairment of trade accounts receivable	(21.4)	2.9	n.m.
General and administrative	(1,964.6)	(1,751.2)	12.2%
Research and development	(255.3)	(198.0)	28.9%
Results from equity investments	26.3	(1.1)	n.m.
Other income	210.6	1,304.8	(83.9)%
Other expenses	(1,744.8)	(915.2)	90.6%
Operating profit before financial income (expenses)	6,115.1	22,321.6	(72.6)%
Financial results:	(3,840.9)	(5,608.8)	(31.5)%
Financial expenses	(4,069.9)	(4,269.8)	(4.7)%
Financial income	1,374.1	1,591.6	(13.7)%
Exchange rate variations, net	(1,145.1)	(2,930.7)	(60.9)%
Profit (loss) before income tax and social contribution	2,274.3	16,712.8	(86.4)%
Current and deferred income tax and social contribution	(1,211.4)	(3,219.4)	(62.4)%
Profit (loss) for the period	1,062.9	13,493.4	(92.1)%

__________

n.m.: not meaningful

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as otherwise indicated

Net Revenue

Net revenue increased by R$116.4 million, or 0.2%, to R$77,529.5 million during the nine-month period ended September 30, 2022, from R$77,413.1 million during the corresponding period of 2021, primarily as a result of: (i) an increase of R$5,370.6 million in net revenue from our Brazil segment; (ii) a decrease of R$5,587.7 million in net revenue from our USA and Europe segment; (iii) an increase of R$158.7 million in net revenue from our Mexico segment; and (iv) an increase of R$38.2 million relating to other segments. The line of reclassifications and eliminations mainly consisted of purchases and sales among our reportable segments.

Net Revenue of our Brazil Segment

Net revenue of our Brazil segment increased by R$5,370.6 million, or 10.8%, to R$55,140.7 million during the nine-month period ended September 30, 2022, from R$49,770.1 million during the corresponding period of 2021, primarily as a result of the higher domestic sales volume of resins and higher international prices of main chemicals, which were partially offset by a decrease in the prices of resins in the Brazilian market and lower export sales volumes of resins and main chemicals, given the petrochemical market conditions.

The table below sets forth information regarding the weighted average international prices of the main chemicals and resins that are generally used as a reference for our Brazil segment for the periods indicated:

International References(1)	Nine-Month Period Ended September 30,
	2022	2021	% Change
	(US$/ton)

Main Chemicals(2)	1,339.7	1,071.7	25.0%
Resins(3)	1,295.9	1,526.0	(15.1)%

___________

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: ethylene (20%), butadiene (10%), propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%).

(3) PE US (54%), PP Asia (33%) and PVC Asia (13%).

Net Revenue of our USA and Europe Segment

Net revenue of our USA and Europe segment decreased by R$5,587.6 million, or 22.4%, to R$19,399.3 million during the nine-month period ended September 30, 2022, from R$24,986.9 million during the corresponding period of 2021, primarily as a result of lower sales volume and lower international prices.

The table below sets forth information regarding the weighted average international price of PP, which is generally used as a reference for our USA and Europe segment for the periods indicated:

International References(1)	Nine-Month Period Ended September 30,
	2022	2021	% Change
	(US$/ton)

PP US and Europe(2)	2,262.9	2,591.3	(12.7)%

___________

(1) Source: External consulting (spot price).

(2) Average prices weighted based on Braskem’s capacity production: PP USA (72%) and PP Europe (28%).

Net Revenue of our Mexico Segment

Net revenue of our Mexico segment increased by R$158.6 million, or 3.4%, to R$4,758.5 million during the nine-month period ended September 30, 2022, from R$4,599.9 million during the corresponding period of 2021, as a result of higher polyethylene sales volume, given the higher product availability for sale, due to higher supply from PEMEX and by the fast-track solution we built in our Mexico complex, which was partially offset by a decrease of polyethylene prices in the period.

The table below sets forth information regarding the weighted average international price of PE, which is generally used as a reference for our Mexico segment for the periods indicated:

International References(1)	Nine-Month Period Ended September 30,
	2022	2021	% Change
	(US$/ton)

PE North America	1,355.1	1,816.9	(25.4)%

___________

(1) Source: External consulting (Spot Price).

Cost of Products Sold and Gross Profit

Cost of products sold increased by R$14,034.5 million, or 28.1%, to R$66,092.5 million during the nine-month period ended September 30, 2022, from R$52,058.0 million during the corresponding period of 2021, primarily as a result of: (i) a 44.8% increase in the cost of products sold in our Brazil segment; and (ii) a 59.3% increase in the cost of products sold in our Mexico segment. The effects of these increases were partially offset by a 8.1% decrease in the cost of products sold in our USA and Europe segment. Other segment, reclassifications and eliminations of cost of sales of our units in our consolidation, primarily reflecting intercompany costs of chemicals, increased by R$1,040.0 million, or 64.1%, to R$2,662.7 million during the nine-month period ended September 30, 2022, from R$1,622.7 million during the corresponding period of 2021.

Consolidated gross profit decreased by R$13,918.1 million, or 54.9%, to R$11,437.0 million during the nine-month period ended September 30, 2022, from R$25,355.1 million during the corresponding period of 2021. Gross margin (gross profit as a percentage of net revenue) decreased to 18% during the nine-month period ended September 30, 2022, from 32.8% during the corresponding period of 2021.

Cost of Products Sold and Gross Profit of our Brazil Segment

Cost of products sold of our Brazil segment increased by R$15,117.0 million, or 44.8%, to R$48,842.1 million during the nine-month period ended September 30, 2022, from R$33,725.1 million during the corresponding period of 2021, primarily as a result of: (i) a 34.6% increase in the Amsterdam-Rotterdam-Antwerp (ARA) naphtha price; and (ii) a 81.7% increase in the U.S. Gulf reference price (USG price) of ethane, which was influenced mainly by higher oil and natural gas prices in the international markets.

Gross profit of our Brazil segment decreased by R$9,746.4 million, or 60.7%, to R$6,298.6 million during the nine-month period ended September 30, 2022, from R$16,045.0 million during the corresponding period of 2021, mainly due to a decrease in the international price spreads of resins of 45.7%, to US$487.9 per ton during the nine-month period ended September 30, 2022, from US$898.7 per ton during the corresponding period of 2021. Gross margin (gross profit as a percentage of net revenue) decreased to 11.4% during the nine-month period ended September 30, 2022, from 32.2% during the corresponding period of 2021.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of our USA and Europe segment decreased by R$1,434.2 million, or 8.1%, to R$16,175.3 million during the nine-month period ended September 30, 2022, from R$17,609.5 million during the corresponding period of 2021, primarily as a result of lower sales volume and lower international price reference of propylene in the United States and Europe.

Gross profit of our USA and Europe segment decreased by R$4,153.5 million, or 56.3%, to R$3,223.9 million during the nine-month period ended September 30, 2022, from R$7,377.5 million during the corresponding period of 2021, mainly due to: (i) a decrease in the PP price spreads in Europe of 47.8%, to US$354.8 per ton during the nine-month period ended September 30, 2022, from US$680.1 per ton during the corresponding period of 2021; and (ii) a 6.4% decrease in the PP price spreads in the United States, to US$1,146.4 per ton during the nine-month period ended September 30, 2022, from US$1,224.8 per ton during the corresponding period of 2021. Gross margin (gross profit as a percentage of net revenue) decreased to 16.6% during the nine-month period ended September 30, 2022, from 29.5% during the corresponding period of 2021.

Cost of Products Sold and Gross Profit of Mexico Segment

Cost of products sold of our Mexico segment increased by R$1,391.6 million, or 59.3%, to R$3,737.7 million during the nine-month period ended September 30, 2022, from R$2,346.1 million during the corresponding period of 2021, as a result of higher international ethane prices and higher sales volume in the period.

Gross profit of our Mexico segment decreased by R$1,233.0 million, or 54.7%, to R$1,020.8 million during the nine-month period ended September 30, 2022, from R$2,253.8 million during the corresponding period of 2021, as a result of higher international ethane prices in the period. Gross margin (gross profit as a percentage of net revenue) decreased to 21.5% during the nine-month period ended September 30, 2022, from 49.0% during the corresponding period of 2021.

Selling and Distribution Expenses

Selling and distribution expenses increased by R$96.8 million, or 6.6%, to R$1,572.6 million during the nine-month period ended September 30, 2022, from R$1,475.8 million during the corresponding period of 2021, primarily as a result of higher storage and logistics expenses in our Brazil segment.

(Loss) reversals for impairment of trade accounts receivable

(Loss) reversals for impairment of trade accounts receivable decreased by R$24.3 million, or (837.9)%, to a loss of R$21.4 million during the nine-month period ended September 30, 2022, from a gain of R$2.9 million during the corresponding period of 2021, mainly related to a loss from doubtful accounts.

General and Administrative Expenses

General and administrative expenses increased by R$213.5 million, or 12.2%, to R$1,964.6 million during the nine-month period ended September 30, 2022, from R$1,751.2 million during the corresponding period of 2021, primarily as a result of higher expenses resulting from advertising and publicity, consulting services, industrial maintenance services at our facility in the State of Alagoas, and higher expenses related to information technology services.

Research and Development Expenses

Research and development expenses increased by R$57.3 million, or 29.0%, to R$255.3 million during the nine-month period ended September 30, 2022, from R$198.0 million during the corresponding period of 2021. Research and development expenses as a percentage of net revenue were 0.3% during nine-month period ended September 30, 2022, in line with the corresponding period of 2021.

Results from Equity Investments

Results from equity investments increased by R$27.4 million, to a profit of R$26.3 million during the nine-month period ended September 30, 2022, from an expense of R$1.1 million during the corresponding period of 2021, mainly due to gains of R$19.7 million from the joint venture of Braskem – Refinaria de Petróleo Riograndense S.A. (RPR) in the nine-month period ended September 30, 2022.

Other Income

Other income decreased by R$1,094.3 million, or 83.9%, to R$210.6 million during the nine-month period ended September 30, 2022, from R$1,304.8 million during the corresponding period of 2021, mainly due to the effect from a PIS/COFINS tax credit of R$1,031.1 million recorded in June 2021, which did not occur in the nine-month period ended September 30, 2022.

Other Expenses

Other expenses increased by R$829.6 million, or 90.6%, to R$1,744.8 million during the nine-month period ended September 30, 2022, from R$915.2 million during the corresponding period of 2021, mainly due to: (i) the provision recorded for the settlement agreement with the Municipality of Maceió, in the State of Alagoas, relating to infrastructure and taxes; (ii) plugging and the installation of the well heads to prevent surface flow and contractual adjustments to provisions due to progress in contractual milestones with the Municipality of Maceió in the State of Alagoas; and (iii) revisions to the assessment relating to the Flexal neighborhood in Maceió, in the State of Alagoas (a region of “social isolation,” which did not sustain geological effects from the geological event in Maceió), mainly related to compensation to be paid to the Municipality of Maceió.

Operating Profit (Loss) Before Financial Income (Expenses)

As a result of the foregoing:

•      operating profit before financial income (expenses) of our Brazil segment decreased by R$11,092.0 million, or 77.4%, to R$3,234.4 million during the nine-month period ended September 30, 2022, from R$14,326.4 million during the corresponding period of 2021. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue, of our Brazil segment decreased to 5.9% during the nine-month period ended September 30, 2022, compared to an operating margin of 28.8% during the corresponding period of 2021, mainly due to: (i) lower export volume of resins, which is explained by lower opportunities in the international market given the high inventories in the global supply chain; (ii) lower international spreads for PE, PP and PVC in the period; and (iii) the accounting effect of the realization of inventories in the net amount of R$281.3 million (US$54.0 million) in the period;

•      operating profit before financial income (expenses) of our USA and Europe segment decreased by R$4,009.2 million, or 59.9%, to R$2,680.9 million during the nine-month period ended September 30, 2022, from R$6,690.1 million during the corresponding period of 2021. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue of our USA and Europe segment decreased to 13.8% during the nine-month period ended September 30, 2022, compared to an operating margin of 26.8% during the corresponding period of 2021, mainly due to: (i) lower sales volume of PP in the United States; (ii) lower PP spread in the United States and Europe; and (iii) the accounting effect of the realization of inventories in the net amount of R$101.5 million (US$19.4 million) in the period; and

•      operating profit before financial income (expenses) of our Mexico segment decreased by R$1,219.1 million, or 63.9%, to R$688.3 million during the nine-month period ended September 30, 2022, from R$1,907.4 million during the corresponding period of 2021. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue of our Mexico segment was 14.5% during the nine-month period ended September 30, 2022, compared to an operating margin of 41.5% during the corresponding period of 2021, mainly due to: (i) lower PE sales volume; (ii) higher ethane and natural gas prices in the international market; and (iii) the accounting effect of the realization of inventories in the net amount of R$16.7 million (US$3.2 million) in the period.

As a result of the foregoing, operating profit before financial income (expenses) on a consolidated basis decreased by R$16,206.5 million, or 72.6%, to R$6,115.1 million during the nine-month period ended September 30, 2022, from R$22,321.6 million during the corresponding period of 2021. Operating margin, defined as a percentage of operating profit (loss) before financial income (expenses) divided by net sales revenue decreased to 7.9% during the nine-month period ended September 30, 2022, from 28.8% during the corresponding period of 2021, mainly due to: (i) lower export volume of resins in the Brazil segment, and lower sales volume of PP in the United States and PE in the Mexico segment; (ii) lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, and PE in Mexico; and (iii) the accounting effect of the realization of inventories in the net amount of R$399.6 million (US$76.6 million) in the period.

Financial Results

Financial Expenses

Financial expenses decreased by R$199.9 million, or 4.7%, to R$4,069.9 million during the nine-month period ended September 30, from R$4,269.8 million during the corresponding period of 2021, primarily due to the fair value adjustments of derivative instruments and decreased transaction costs, in each case in the nine-month period ended September 30, 2022.

Financial Income

Financial income decreased by R$217.5 million, or 13.7%, to R$1,374.1 million during the nine-month period ended September 30, 2022, from R$1,591.6 million during the corresponding period of 2021, primarily due to lower interest on tax credits, which was partially offset by the higher interest from financial investments.

Exchange Rate Variations, Net

Exchange rate variations, net decreased by R$1,785.5 million, to an expense of R$1,145.1 million during the nine-month period ended September 30, 2022, from an expense of R$2,930.7 million during the corresponding period of 2021, primarily as a result of: (i) the effects of the depreciation of the U.S. dollar against the real, relating to the net exposure of the financial result not designated as hedge accounting; (ii) the effects of the depreciation of the U.S. dollar against the Mexican peso, relating to the net exposure of Braskem Idesa in the amount of US$2,328.6 million as of September 31, 2022; and (iii) the exchange rate variation of the real against the U.S. dollar in relation to hedge accounting that was originally recorded under shareholders’ equity, due to revenues recognized in the period in the amounts of R$1,124.9 million at Braskem and R$286.0 million at Braskem Idesa.

Income Tax and Social Contribution

Income tax and social contribution represented an expense of R$1,211.4 million during the nine-month period ended September 30, 2022, compared to an expense of R$3,219.4 million during the corresponding period of 2021, as a result of a decrease in the profit before income tax and social contribution. The effective tax rate applicable to our profit before income tax and social contribution was 53.3% during the nine-month period ended September 30, 2022, compared to our effective tax rate of 19.3% during the corresponding period of 2021, due to a decrease in profit before income tax and social contribution.

Profit

As a result of the foregoing, we recorded a profit of R$1,062.9 million, or 1.4% of net revenue, during the nine-month period ended September 30, 2022, compared to a profit of R$13,493.4 million, or 17.4% of net revenue, during the corresponding period of 2021.

Liquidity and Capital Resources

Our principal cash requirements for 2022 consist of the following:

•	servicing our indebtedness;
•	capital expenditures related to investments in operations, maintenance and construction of new plant facilities;
•	payments related to the geological event in Alagoas; and
•	payments under the Global Settlement described in our Annual Report.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;
•	short-term and long-term borrowings; and
•	sales of debt securities in domestic and international capital markets.

As of September 30, 2022, our consolidated cash and cash equivalents and financial investments amounted to R$14,246.4 million and included R$1,178.7 million of cash and R$983.3 million of cash equivalents held by Braskem Idesa, which was available for its exclusive use. The remaining amounts were available to be used by Braskem in accordance with its financial policy. As of September 30, 2022, we had net working capital (defined as current assets minus current liabilities) of R$13,339.6 million.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Nine-Month Period Ended September 30,
	2022	2021
	(in millions of reais)

Net cash provided by operating activities	6,641.0	10,553.3
Net cash used in investing activities	(3,410.7)	(2,003.2)
Net cash provided by (used in) financing activities	79.4	(10,567.8)
Effect of exchange rate changes on cash and cash equivalents	(253.2)	180.7
Increase in cash and cash equivalents	3,056.25	1,837.0

Net Cash Provided by Operating Activities

Net cash provided by operating activities was R$6,641.0 million during the nine-month period ended September 30, 2022, compared to R$10,553.3 million during the corresponding period of 2021. Net cash provided by operating activities decreased by R$3,912.3 million, or 37.1%, which was the result of: (i) a decrease in the results of operations in the period, which was caused by lower spreads in the international market and lower sales volume of resins and the main chemicals we produce; and (ii) payments made related to the geological event in Alagoas. These factors were partially offset by: (i) a positive impact on inventories, caused by the lower cost of raw materials and finished products and the reduction in the volume of raw materials; and (ii) a positive impact on accounts receivable, caused by a higher number of financial operations and a reduction of the international market reference prices.

Net Cash Used in Investing Activities

Investing activities used net cash of R$3,410.7 million and R$2,003.2 million during the nine-month periods ended September 30, 2022 and 2021, respectively.

During the nine-month period ended September 30, 2022, investing activities for which we used net cash on a consolidated basis primarily consisted of: (i) acquisitions of property, plant and equipment of R$2,708.3 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety (HES), productivity and modernization; (ii) acquisitions of property, plant and equipment of R$228.5 million in the USA and Europe segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment of R$595.5 million in the Mexico segment, mainly represented by the new ethane terminal.

Net Cash Provided by (Used in) Financing Activities

Financing activities provided net cash of R$79.4 million during the nine-month period ended September 30, 2022 and used net cash of R$10,567.8 million during the corresponding period of 2021.

During the nine-month period ended September 30, 2022, we raised:

•	R$1.75 billion, relating to the issuance of debentures in Brazil;
•	R$2.4 billion, relating to export credit facilities; and
•	R$697.5 million, relating to the issuance of agribusiness receivables certificates in Brazil.

During nine-month period ended September 30, 2022, we used cash to pay:

•	R$2.3 billion, relating to the full redemption of our outstanding 3.500% Notes due 2023 and partial redemption of our outstanding 6.450% Notes due 2024;
•	R$590.8 million, relating to the payment of aggregate expenses related to lease agreements; and

•	R$1.35 billion, relating to the payment of dividends for the year ended December 31, 2022 to holders of our common shares, class A preferred shares and class B preferred shares.

Indebtedness

As of September 30, 2022, our total amount outstanding of borrowings and debentures was R$47,954.5 million, consisting of R$1,721.6 million of short-term indebtedness (3.6% of our total indebtedness), and R$46,232.9 million of long-term indebtedness (96.4% of our total indebtedness). Of our total amount of borrowings and debentures, net of transaction costs, R$3,457.6 million was denominated in reais (7.2% of our total indebtedness) and R$44,496.9 million (92.8% of our total indebtedness) was denominated in foreign currencies. As of September 30, 2022, our derivative financial instruments corresponded to a liability of R$305.5 million.

As of September 30, 2022, borrowings of Braskem Idesa, which are included in the figures in the preceding paragraph, with respect to the total outstanding limited recourse indebtedness relating to our Mexico complex, net of transaction costs, amounted to R$11,999.1 million.

Short-Term Indebtedness

As of September 30, 2022, the amount of our short-term borrowings and debentures, including interest and the current portion of our long-term borrowings and debentures, was R$1,721.6 million, of which R$140.7 million was short-term indebtedness of Braskem Idesa. As of September 30, 2022, the consolidated outstanding balance under our short-term credit lines denominated in reais was R$188.7 million, and the consolidated outstanding balance under our short-term credit lines denominated in foreign currencies was R$1,532.9 million.

Long-Term Indebtedness

As of September 30, 2022, the outstanding amount of our long-term borrowings and debentures, net of transaction costs was R$46,232.9 million, of which R$11,858.4 million related to Braskem Idesa.

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;
•	debentures issued in the Brazilian capital market;
•	export credit facilities; and

•      borrowings under bank credit facilities;

As of September 30, 2022, R$5.4 million of our and our subsidiaries’ long-term borrowings denominated in reais was secured. We have secured such portion of our long-term indebtedness through the pledge of certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured indebtedness vary by transaction. None of our long-term indebtedness denominated in foreign currencies was secured. For a summary of the terms of our material outstanding indebtedness as of December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in our Annual Report.

As of September 30, 2021, R$3,268.9 million of our long-term indebtedness was denominated in reais, and R$42,964.1 million of our indebtedness was denominated in foreign currencies.

Some of the underlying instruments contain covenants that could restrict, among other things, our and most of our subsidiaries’ ability to incur liens or merge or consolidate with any other entity or sell or otherwise dispose of all or substantially all of our or their assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses among Braskem S.A. and its subsidiaries’ indebtedness, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. As of September 30, 2022, Braskem was in compliance with the covenants under the underlying instruments.

Bonds

We have issued bonds in the international capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth our outstanding bonds issued in the international capital markets, the outstanding principal amount of these securities as of September 30, 2022, and their maturity dates:

Security	Outstanding Principal and Interest as of September 30, 2022		Final Maturity
	(in millions of U.S. dollars)	(in millions of reais)

6.45% Notes due 2024(1)	299.7	1,620.4	February 2024
4.50% Notes due 2028(2)	1,184.5	6,404.2	January 2028
4.500% Notes due 2030(2)	1,504.2	8,132.6	January 2030
7.125% Notes due 2041(3)	573.5	3,100.7	July 2041
5.875% Notes due 2050(2)	757.3	4,094.7	January 2050
Subordinated Resettable Fixed Rate Notes due 2081(1)	618.0	3,341.1	January 2081

______________

(1)    Represents notes issued by Braskem Finance Limited and guaranteed by Braskem.

(2)    Represents notes issued by Braskem Netherlands Finance B.V. and guaranteed by Braskem.

(3)    Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Prepayments and Export Credit Notes

As of September 30, 2022, the aggregate amount of principal and interest outstanding under our export prepayments and export credit notes was R$2,110.0 million. For a summary of the terms of our material outstanding revolving export credit facilities as of December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with Governmental Agencies Denominated in U.S. Dollars” and “—Credit Facilities with Governmental Agencies Denominated in Brazilian Reais” in our Annual Report.

Debt Securities Issued in the Brazilian Capital Markets

In 2022, we issued debt securities in the Brazilian capital markets. All of these securities pay interest semi-annually in arrears.

The table below sets forth our outstanding debt securities issued in the Brazilian capital markets, the outstanding principal amount of these securities as of September 30, 2022, and their maturity dates:

Security	Outstanding Principal plus Interest Amount as of September 30, 2022		Interest Rate	Final Maturity
	(in millions of US$)	(in millions of reais)
Debentures (CRA) issued in January 2022 – 1st tranche(1)	114.2	617.5	IPCA + 5.5386%	December 2028
Debentures (CRA) issued in January 2022 – 2nd tranche(1)	27.3	147.7	IPCA + 5.5684%	December 2031
Debentures issued in May 2022 – 1st tranche	146.2	790.6	DI + 1.75%	May 2029
Debentures issued in May 2022 – 2nd tranche	47.2	255.4	DI + 2.00%	May 2032
Debentures issued in August 2022	140.2	757.9	DI + 1.75%	August 2029

(1) Issuance of private debentures that were used as security for the issuance of Agribusiness Receivables Certificates (certificados de recebíveis do agronegócio – CRA) by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

Indebtedness of Braskem Idesa

As of September 30, 2022, the principal amount outstanding under the financing agreements relating to our Mexico complex, net of transaction costs, was R$11,999.1 million.

Security(1)	Outstanding Principal plus Interest Amount as of September 30, 2022		Final Maturity
	(in millions of US$)	(in millions of reais)
7.45% Notes due 2029	925.1	5,049.6	November 2029
6.990% Notes due 2032	1,209.3	6,600.7	February 2032

(1)	Represents notes issued by Braskem Idesa without a guarantee from Braskem S.A.

Other than described above, we have not entered into any other material financing agreements or drawn any other material amounts under our existing financing agreements since December 31, 2021. For a summary of the terms of the financing agreements relating to our Mexico complex, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Indebtedness of Braskem Idesa” in our Annual Report.

Capital Expenditures

During the nine-month period ended September 30, 2022, investing activities for which we used net cash on a consolidated basis primarily consisted of: (i) acquisitions of property, plant and equipment of R$2,708.3 million, in the Brazil segment, which were allocated primarily to industrial operations, including the investments related to operating efficiency, health, environmental and safety (HES), productivity and modernization; (ii) acquisitions of property, plant and equipment of R$207.4 million in the USA and Europe segment, which were allocated both to industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment of R$595.5 million in the Mexico segment, mainly represented by the new ethane terminal.

For a summary of our capital expenditures for the year ended December 31, 2021, and our capital expenditures budget for fiscal year 2022, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” in our Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report on Form 6-K are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results.

Statements contained, or incorporated by reference, in this report on Form 6-K that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur.

Our forward-looking statements may be influenced by numerous factors, including, without limitation, the following:

•	the cyclical nature of the global petrochemical industry and its adverse effects in the industry in general and our company specifically from time to time;
•	global macroeconomic conditions (including a United States recession) and their adverse effects on the margins of our products;
•	the adverse effect of war and other armed conflicts, such as the conflict involving Russia and Ukraine, on our sales and operations in Brazil and internationally, and on the Brazilian and international petrochemical industry;
•	a deterioration in the world economy and its potential adverse effect on demand for petrochemicals and thermoplastic products;
•	any adverse effect of China’s economy deceleration on global demand and on our Brazilian and international business;
•	the adverse effect of global health crises, such as the coronavirus pandemic (the “COVID-19 pandemic”) and consequently the Chinese “zero-Covid” policy, on our Brazilian and international sales and operations, and on the Brazilian and international petrochemical industry;
•	the adverse effect of inflation globally on our Brazilian and international business;
•	the adverse effect of a more contractionary monetary policy globally on our Brazilian and international business;
•	demand for our petrochemical products, our manufacturing facilities, price of raw materials and other inputs of our production, global logistics for our products, raw materials and other inputs of our production, and supply chains;
•	general economic, political and business conditions in the markets or jurisdictions in which we operate or sell to, including governmental and electoral changes, and demand and supply for, and prices of, petrochemical and thermoplastic products;
•	interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;

•	our ability to successfully carry out our sustainable development strategy, and to successfully develop initiatives to adapt to and mitigate climate change;
•	competition in the global petrochemical and biopolymer industry;
•	our ability to successfully develop our innovation projects, in particular in renewable and recycling initiatives;
•	prices of naphtha, ethane, ethanol, propane, propylene and other raw materials and the terms and conditions of the supply agreements related thereto;
•	international prices of petrochemical and biopolymer products;
•	actions taken by our controlling shareholder;
•	inherent risks related to any change of our corporate control;
•	our ability to implement our financing strategy and to obtain financing on satisfactory terms;
•	our progress in integrating the operations of companies or assets that we may acquire in the future, so as to achieve the anticipated benefits of these acquisitions;
•	changes in laws and regulations, including, among others, laws and regulations affecting tax and environmental matters and import tariffs in other markets or jurisdictions in which we operate or to which we export our products;
•	political conditions in the countries where we operate, particularly in Brazil and Mexico;
•	future changes in governmental policies, including the adoption of new environmental policies and related actions undertaken by the governments of the locations in which we operate;
•	unfavorable decisions rendered in major pending or future tax, labor, environmental and other legal proceedings; and
•	other factors identified under “Risk Factors” in our Annual Report and in any other reports filed with or furnished to the SEC.

Our forward-looking statements are not a guarantee of future performance, and our actual results of operations or other developments may differ materially from the expectations expressed in our forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, readers should not rely on these forward-looking statements.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement included in this report on Form 6-K. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them as a result of new information or future developments.

For additional information on factors that could cause our actual results of operations to differ from expectations reflected in forward-looking statements, please see “Item 3. Key Information—Risk Factors” in our Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2023.

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas
	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer